[redacted]

This Form CB contains 10 pages, including all exhibits and attachments.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB /A
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) /X/

Deep Sea Supply ASA
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

Deep Sea Supply PLC
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Finn Amund Norbye
Deep Sea Supply ASA
Tromøyveien 22
N-4841 Arendal
Norway
+47 3705 8610

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

David M. Wells
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
England

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (1) Independent statement regarding the voluntary offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 8, 2006.

(b) Not applicable

Item 2. Informational Legends

The DESS PLC securities referred to herein that will be issued in connection with the exchange offer described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The DESS PLC securities are intended to be made available within the United States in connection with the exchange offer pursuant to an exemption from the registration requirements of the Securities Act. The exchange offer described herein relates to the securities of two foreign (non-U.S.) companies. The exchange offer in which DESS ASA ordinary shares will be exchanged for DESS PLC shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since DESS PLC and DESS ASA are located in Cyprus and Norway, respectively, and some or all of their officers and directors may be residents of Cyprus, Norway or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that DESS PLC or its affiliates may purchase securities of DESS ASA otherwise than in the exchange offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Signed power of attorney attached hereto as Attachment II(3).

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by Deep Sea Supply PLC. with the Commission on December 5, 2006.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	Offer document dated December 4, 2006, relating to the exchange offer by Deep Sea Supply PLC for all issued and outstanding ordinary shares of Deep Sea Supply ASA. The exchange offer period will be from and including December 5, 2006 to and including December 15, 2006.
2.0*	Exchange Offer announcement disseminated through the Oslo Stock Exchange on December 4, 2006.
3.0*	English notice announcing the launch of the Exchange Offer, published in the Wall Street Journal (U.S. edition) on December 5, 2006.
3.1	Independent statement regarding the voluntary offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 8, 2006.

* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 5, 2006.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Deep Sea Supply PLC

By: Finn Amund Norbye
Name: Finn Amund Norbye
Title: Authorized Signatory
(see Power of Attorney attached hereto as Attachment II(3))

Date: December 11, 2006

4

EXHIBIT 3.1

Independent Statement

Wiersholm

The Board of Directors of Deep Sea Supply ASA

Oslo, 8 December 2006
Ref: EYE-64320
Lawyer in charge:
Eystein Eriksrud

INDEPENDENT STATEMENT REGARDING VOLUNTARY OFFER MADE BY DEEP SEA SUPPLY PLC TO PURCHASE ALL ISSUED AND OUTSTANDING SHARES OF DEEP SEA SUPPLY ASA

Through an Offer Document dated 4th December 2006 (the "Offer Document"), Deep Sea Supply Plc ("DESS PLC") has offered to purchase all the issued and outstanding shares of Deep Sea Supply ASA ("DESS ASA") in exchange for shares in DESS PLC (the "Offer"). The offered exchange ratio is one DESS PLC share for each DESS ASA share.

According to the Norwegian Securities Trading Act Section 4-16, the board of directors of DESS ASA shall issue a statement regarding the Offer. However, as the members of the board of directors of DESS ASA are also members of the board of directors of DESS PLC, Oslo Stock Exchange has required that such statement shall be issued by an independent advisor.

We have therefore been engaged by the board of directors of DESS ASA to issue a statement regarding the Offer on behalf of DESS ASA.

We have not acted as a legal advisor to DESS ASA or DESS PLC in connection with the Offer. However, we have acted as legal advisors to Fortis Bank (Nederland) N.V. in connection with the financing of the DESS Group. Further we have as part of the listing process conducted a limited due diligence investigation of certain aspects of the corporate reorganisation of the DESS Group implemented in connection with the Offer.

We have for the purpose of this statement not conducted any independent verification of the information in the Offer Document and have for the purpose of this statement assumed that all information in the Offer Document is correct, complete in all material respects and not misleading.

We have the following remarks to the Offer:

- We are not financial advisors and have not considered whether the Offer can be considered reasonable from a financial point of view. However, we have noted that DESS PLC is an entity newly incorporated for the purpose of serving as a parent company of the DESS Group. Prior to completion of the Offer, DESS PLC has not been engaged in any business and does not have significant assets or liabilities. The business, assets and liabilities of DESS PLC following a completion of the Offer will therefore be substantially the same as the business, assets and liabilities of DESS ASA prior to the completion of the Offer;
- Depositary interests representing the shares of DESS PLC will be VPS registered. Assuming that the listing application of DESS PLC is approved by the Oslo Stock Exchange and the Offer completed, it must be assumed that shareholders of DESS PLC, immediately following completion of the Offer, will have substantially the same opportunity to trade their shares in the market as shareholders in DESS ASA have today;
- The board of directors of DESS ASA has concluded that the tax regime in Cyprus is expected to afford more stable, attractive and competitive conditions over time compared to the Norwegian regime under which DESS ASA currently operates. The board of directors has further concluded that the Offer is in the long term interest of the DESS Group, and will enable the company and its shareholders to benefit from a more favourable tax and regulatory regime. We have not conducted an independent verification of the Cyprus tax and regulatory regime which will apply to DESS PLC following the transfer, but refer the

shareholders to the descriptions given in the Offer Document, in particular Section 14.4 thereof;

- The board of directors of DESS ASA has recommended the shareholders to accept the offer. Further, we are informed that shareholders representing more than 45% of the shares of DESS ASA have accepted the Offer. Although the directors of DESS ASA cannot be considered fully independent in relation to Section 4-16 of the Securities Trading Act as they are also directors of DESS PLC, the directors are nevertheless well placed to evaluate the consequences of the Offer for the Company and its shareholders. Shareholders are therefore encouraged to read the board of director's assessment of the Offer;

- Shareholders who accept the Offer will receive as consideration shares in DESS PLC. DESS PLC is a Cypriot company and subject to Cypriot laws and regulations, certain aspects of which may be different from Norwegian laws and regulations under which DESS ASA currently operates. However, for as long as DESS PLC is listed on the Oslo Stock Exchange it will remain subject to certain sections of the Norwegian Securities Trading Act, the Stock Exchange Regulations, the rules and policies of the Oslo Stock Exchange and the recommendations of the Norwegian Code on Corporate Governance. Cyprus is a member of the European Union and subject to EU legislation;

- The principal venue (and in some cases exclusive venue) for any action from shareholders against DESS PLC or its directors or officers will be the Cypriot Courts;

- The shares in DESS ASA are listed on Oslo Stock Exchange. An application for admission to listing on the Oslo Stock Exchange has been filed in time for the board of directors of Oslo Stock Exchange to consider the application in a meeting scheduled for 19 December 2006. Provided that the application is approved, and the Offer completed, DESS PLC has indicated it will proceed with a mandatory offer and a subsequent compulsory acquisition of any remaining shares in DESS ASA not tendered in the Offer. In the mandatory offer, DESS PLC will be required to offer a cash consideration which is likely to be equivalent to a weighed average of the share price of the DESS ASA shares on the Oslo Stock Exchange for a certain period prior to completion of the Offer;

- Accepting the Offer may trigger tax liabilities for certain shareholders, including Norwegian individual shareholders. We refer in this respect to the description given in Section 14 of the Offer Document. As the Offer is an exchange offer where no cash consideration is offered, shareholders will not receive any cash in the Offer which can be applied to cover such tax liability. Such shareholders will therefore have to finance any tax payment from other sources. Each shareholder is encouraged to carefully consider the tax consequences associated with accepting the Offer.

- We have been advised that DESS Group employees are in favour of the Offer.

We recommend the shareholders to study carefully the information given in the Offer Document and related documentation, and to draw their own conclusions from it.

Yours sincerely
for Wiersholm, Mellbye & Bech, advokatfirma AS

Eystein Eriksrud

Nicolas Brun-Lie

ATTACHMENT II(3)

Signed Power of Attorney

DEEP SEA SUPPLY PLC

MINUTES OF MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY
held at Tromøyveien 22, 4841 Arendal, Norway
on the 30 of November 2006 at 17.00 hours

Present:	Mr Finn Amund Norbye	Director
	Mr Odd Brevik	Director

(a) Mr Norbye was elected Chairman of the Meeting and Mr Brevik acted as Secretary thereof.

(b) The Chairman welcomed the persons attending the Meeting and declared it open having satisfied himself that Notice of the Meeting had been duly given and that there was quorum in accordance with the Articles of Association of the Company.

(c) The Secretary of the Meeting presented to the Directors for consideration a power of attorney authorising Mr. Finn Amund Norbye to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to CB forms and F-X forms..

(d) After discussion and upon motion duly made, seconded and unanimously carried, the following Resolutions were adopted:

RESOLVED:

1. **THAT Mr FINN AMUND NORBYE** be and is, authorised and empowered, with the capacity of delegation, to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to form CB and form F-X.

2. **THAT** a power of attorney in the form attached hereto formalising the above resolution is signed by each of the Directors.

3. There being no further business before the Meeting the Chairman declared it closed.

FINN AMUND NORBYE	**ODD BREVIK**
Chairman of the Meeting	Secretary of the Meeting

DM-1153454-v1 (2)

POWER OF ATTORNEY

The undersigned, being the Directors of Deep Sea Supply Plc., a Cyprus Public Limited Liability Company with corporation number C186838 , and having its registered address at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus, hereby, authorises and empowers, Mr FINN AMUND NORBYE, with the capacity of delegation, to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to form CB and form F-X.

Arendal, 30 November 2006

Finn Amund Norbye

Odd Brevik